Exhibit 99.1

XOMA Reports 2009 Third Quarter Financial Results

BERKELEY, Calif., November 9, 2009: XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the third quarter and nine months ended September 30, 2009 and provided a general business update. XOMA has made significant progress in 2009 toward its objective of becoming a company focused on proprietary product development and has done so while generating revenues from its technology licensing collaborations, royalties and biodefense businesses in difficult circumstances that included the removal of royalty generating RAPTIVA® from the market and a particularly challenging economic environment. The following are XOMA’s key accomplishments in 2009.

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Proprietary pipeline: The company has advanced XOMA 052, its anti-inflammatory antibody to interleukin-1 beta (IL-1 beta), through the completion of successful Phase 1 trials and into Phase 2 development in Type 2 diabetes and cardiometabolic diseases. XOMA reported new preclinical results showing the benefit of XOMA 052 in reducing the buildup of plaque which can lead to hardening of the arteries and heart attack. Preclinical results with another IL-1 targeting agent have shown beneficial effects in cardiac remodeling which may reduce the risk of congestive heart failure following heart attack. These results provide direct evidence of the potential for IL-1 inhibition to beneficially impact major cardiovascular diseases. Based on these developments and its Phase 1 results, XOMA has expanded its XOMA 052 development strategy to cardiovascular diseases. XOMA has also advanced its XOMA 3AB anti-botulism antibody for biodefense into pre-IND studies and continues to develop its proprietary preclinical pipeline in inflammatory, cardiometabolic, infectious and oncologic diseases.

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Antibody collaboration revenues: Collaboration, licensing and biodefense revenues totaled $48 million in the first nine months of 2009. With the signing of new agreements with Kaketsuken and the Cephalon subsidiary Arana Therapeutics, actual and anticipated non-royalty revenues now total $62 million for the year thus far.

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Marketed product royalties: Royalties for LUCENTIS®, CIMZIA® and RAPTIVA®, including a one-time prepayment of $25 million for future LUCENTIS royalties, generated revenues of $28.9 million through September 30, 2009.

•	Total revenues: For the nine months ended September 30, 2009, XOMA recorded revenues of $76.8 million, compared with $31.1 million for the same period of 2008.

Total revenues in the 2009 third quarter were $27.4 million, compared to $7.9 million in the 2008 third quarter. The company had net income $1.5 million or $0.01 per share in the 2009 third quarter, compared with a net loss of $20.4 million, or $0.15 per share, for the third quarter of 2008. The improvement was primarily due to increased revenues as a result of the sale of the LUCENTIS® royalty interest and decreased operating expenses.

Total operating expenses were $20.6 million in the 2009 third quarter, compared with $26.4 million for the third quarter of 2008. This decrease was primarily due to reduced expenses arising from the workforce reduction in January 2009, particularly in manufacturing and related areas and associated selling, general and administrative support, as well as multiple cost control initiatives.

At September 30, 2009, XOMA had unrestricted cash, cash equivalents and short-term investments of $27.7 million, compared with $10.8 million at December 31, 2008. In September 2009, the company fully repaid principal and accrued interest totaling $44.4 million on its loan with Goldman Sachs Specialty Lending Holdings, Inc. (Goldman Sachs).

“We are excited about the new cardiovascular results from preclinical and clinical studies with XOMA 052 and other IL-1 targeting agents and our expanded strategy for XOMA 052 in cardiovascular diseases. This adds substantial value to XOMA 052. We are also pleased to have exceeded expectations for generating revenues during the first three quarters of this year,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “Based on our cash reserves, anticipated revenues from collaborations including a XOMA 052 corporate partnership, licensing transactions and biodefense contracts, we believe XOMA has sufficient cash resources to meet its anticipated net cash needs into 2011.

“We continue to make progress in our discussions with potential partners,” Mr. Engle continued. “Importantly, new cardiovascular results combined with previous data greatly increase the value of XOMA 052. As a result, partners need additional time to review the new data. As might be expected, with our financial flexibility and depending on ongoing discussions, we may complete a partnership in the original time frame, or it may take some additional time for partners to fully value XOMA 052’s potential beyond diabetes.”

Recent Highlights

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XOMA 052 Phase 2 clinical development program initiated in Type 2 diabetes and cardiometabolic diseases: Based on positive results in two Phase 1 studies conducted in 98 patients, XOMA initiated its Phase 2a program with an extended safety and biological activity study in Type 2 diabetes patients for which interim results may be available by the third quarter of 2010. XOMA also plans to conduct a Phase 2a cardiometabolic study intended to provide more details about beta cell and endothelial functions. XOMA anticipates initiating this trial in the first quarter of 2010. These and other studies will more fully characterize the multiple biological activities of XOMA 052, collect additional safety data and provide results supporting design of pivotal Phase 3 trials.

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XOMA 052 demonstrates statistically significant reduction in the formation of plaque in preclinical studies: Preclinical results with XOMA 052 in an animal model of cardiovascular disease were presented in October at the 2009 Annual Meeting of the Society for Leukocyte Biology, International Cytokine Society, & International Society for Interferon and Cytokine Research (Tri-Society). The presentation included results of studies in the apolipoprotein E (ApoE) “knockout” mouse model, a well-validated model of atherosclerosis that follows a similar pattern of progression to that in humans. The studies demonstrated that mice treated with a murine equivalent of XOMA 052 had a statistically significant reduction in the formation of plaque in the aorta, and trends toward improved lipid profiles, compared to mice receiving a control antibody. These results demonstrate for the first time that XOMA 052 has a direct, beneficial effect on plaque build-up in an animal model of cardiovascular disease.

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XOMA expands XOMA 052 development strategy into cardiovascular disease indications: New findings on the reduction of cholesterol, plaque damage to the heart after heart attack, biomarker results from the XOMA 052 Phase 1 trials and other studies of IL-1 targeting agents indicate that XOMA 052 is likely to have positive benefits in cardiovascular disease. The combination of these findings has led XOMA to expand the cardiovascular disease development strategy for XOMA 052 and greatly increases the potential value of XOMA 052.

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Results presented at international diabetes meeting demonstrate XOMA 052’s unique regulatory mechanism of action in regulating IL-1 beta signaling: At the European Association for the Study of Diabetes annual meeting in September, XOMA reported results demonstrating that XOMA 052 regulates IL-1 beta signaling, reducing pathologically high levels that cause disease while allowing normal and beneficial low levels. This regulatory mechanism of action for XOMA 052 differs from some antibodies to IL-1 which are designed to completely block all contact between target and receptor, and if shown in clinical studies, may confer safety advantages in chronic diseases including diabetes and cardiovascular diseases.

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New indication for XOMA 052 in Type 1 diabetes to be evaluated in Phase 2 clinical trial funded by Juvenile Diabetes Research Foundation: The study is designed to measure the effects of treatment with XOMA 052 over six months on beta cell function and insulin production in 24 patients with well-controlled Type 1 diabetes who have had the disease for at least two years. It will test the novel hypothesis that inhibiting the activity of IL-1 beta may prevent ongoing beta cell death at later stages of disease, when most beta cells have been destroyed, and allow beta cell regeneration to prevail and repopulate the pancreas. It is complementary to ongoing trials with IL-1 and immune modulating agents at earlier disease stages. The Juvenile Diabetes Research Foundation International is the largest Type 1 diabetes patient advocacy organization in the world.

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New antibody technology collaborations provide $14 million: XOMA signed agreements with Cephalon’s subsidiary, Arana Therapeutics, and Kaketsuken, a private research institute based in Japan, covering multiple proprietary XOMA antibody research and development technologies, including XOMA’s new antibody phage display libraries, and suites of integrated information and data management systems. These are the second and third technology collaborations XOMA has initiated this year, the three of which together are expected to generate fee revenue totaling $43 million and potential future milestone and royalty payments.

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New contracts for federal government biodefense and public health programs to provide $3.9 million: XOMA was awarded two new subcontracts from the National Institutes of Allergy and Infectious Disease of the National Institutes of Health to develop and optimize novel antibody drugs against important biodefense and public health threats. One contract, for $2.2 million, is for the development of a novel antibody that has been shown by Dana-Farber Cancer Institute and Harvard Medical School researchers to neutralize group 1 influenza A viruses, including the H1N1 and the H5N1 strains. The other contract provides $1.7 million for the development of an antibody to the virus that causes SARS, a highly contagious infectious disease that often leads to pneumonia and may be fatal.

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First European patent granted covering XOMA 052: The patent, granted by the European Patent Office, provides protection through 2026 for XOMA 052 as well as nucleic acids, expression vectors and production cell lines for the manufacture of XOMA 052.

Additional Financial Results

XOMA’s total revenues in the third quarter of 2009 included $22.3 million in royalty income, $3.7 million in contract and other revenue, and $1.4 million in license and collaborative fees. In the 2008 third quarter, revenues included $4.6 million in royalties, $2.0 million in contract and other revenue, and $1.3 million in license and collaborative fees. The increase in royalty revenue was primarily due to the sale to Genentech of XOMA’s royalty interest in LUCENTIS®.

XOMA receives royalties based on U.S. sales of CIMZIA®, which is marketed by UCB SA for the treatment of moderate to severe rheumatoid arthritis, an estimated $10 billion overall market, and Crohn’s disease. Royalties on sales of CIMZIA® in the third quarter of 2009 were $0.2 million, and are expected to increase as UCB continues the CIMZIA® launch in the U.S. rheumatoid arthritis market.

XOMA’s research and development expense for the third quarter of 2009 was $13.4 million, compared with $19.7 million in the same period of 2008. This decrease was due to decreased personnel costs as a result of the January 2009 workforce reduction, and reduced spending resulting from multiple additional cost control initiatives. Selling, general and administrative expenses for the third quarter of 2009 were $7.2 million compared with $6.7 million for the same period last year.

Interest expense for the third quarter of 2009 was $1.3 million compared with $2.0 million for the same period of 2008. This decrease is primarily due to the repayment in full of the Goldman Sachs loan in September 2009 and a decrease in the outstanding principal balance of and interest rate on the Novartis note.

Loss on debt extinguishment for the third quarter of 2009 was $3.6 million related to the repayment of our Goldman Sachs loan. This loss includes a prepayment premium of $2.5 million and the recognition of unamortized debt issuance costs of $1.1 million.

Debt Obligations

In September 2009, XOMA fully repaid its term loan facility with Goldman Sachs, including the outstanding principal balance of $42.0 million and accrued interest of $2.4 million.

With this repayment, XOMA’s sole debt obligation at the end of the third quarter is a $13.1 million long-term note due to Novartis. This note was established under a loan facility to facilitate XOMA’s participation in its collaboration with Novartis including the development of HCD 122 which is in Phase 1a/2 clinical testing for lymphoma. The Novartis loan is secured by XOMA’s interest in the collaboration and is due in 2015.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at September 30, 2009 was $27.7 million compared with $10.8 million at December 31, 2008. In September 2009, in addition to the repayment of the Goldman Sachs loan, the company completed two common share financings under its committed equity line of credit facility with Azimuth Opportunity Ltd. that provided approximately $26.4 million in gross proceeds to the company. Approximately $12.3 million of these proceeds were used, together with other funds, to repay the Goldman Sachs loan.

Cash provided by operating activities during the first nine months of 2009 was $11.5 million compared with cash used in operating activities of $35.8 million during the first nine months of 2008. This change is primarily due to license and collaborative fees and the sale of the LUCENTIS® royalty interest to Genentech.

In the third quarter of 2009, XOMA entered into an At Market Issuance Sales Agreement with Wm Smith & Co. under which XOMA may issue up to 25 million of its common shares from time to time through Wm Smith as agent by means of one or more “at the market” offerings or, with XOMA’s approval, in negotiated transactions. The company’s equity line of credit facility with Azimuth is no longer in effect and no additional shares can be issued under it.

A more detailed tabulation of XOMA’s financial results appears below, and a more complete discussion is included in the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Guidance

The company will not be providing guidance on revenues or cash receipts for 2009 so as to best manage its ongoing negotiations for XOMA 052 and technology licensing and in light of general economic and market conditions.

The company expects that cash used in operating activities for 2009 may range from $5 million to cash neutral or positive. This guidance is updated from its prior estimate that cash used in operating activities for 2009 may range from $15 million to cash neutral.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its third quarter 2009 financial results today, November 9, 2009, at 9:00 a.m. ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on January 8, 2010. Telephone numbers for the live audiocast are 888-677-8749 (U.S./Canada) and 913-312-1468 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on November 18, 2009. Telephone numbers for the replay are 888-203-1112 (U.S./Canada) and 719-457-0820 (international), passcode 1808574.

About XOMA

XOMA discovers, develops and manufactures novel antibody therapeutics for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies, and under its contracts with the U.S. government. The company’s proprietary product pipeline includes:

•	XOMA 052, an anti-IL-1 beta antibody in Phase 2 development for Type 2 diabetes, Type 1 diabetes and cardiovascular disease, with potential for the treatment of a wide range of inflammatory diseases

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XOMA 3AB, an antibody candidate in pre-IND studies to neutralize the botulinum toxin, among the most deadly potential bioterror threats, under development through funding provided by the National Institutes of Allergy and Infectious Diseases of the National Institutes of Health

•	A preclinical pipeline with candidates in development for inflammatory, inflammatory, cardiometabolic, infectious and oncologic diseases.

In addition to its proprietary pipeline, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA’s technologies have contributed to the success of marketed antibody products, including LUCENTIS(R) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(R) (certolizumab pegol) for rheumatoid arthritis and Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary Human Engineering(TM), affinity maturation, Bacterial Cell Expression (BCE) and manufacturing technologies. BCE is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses, and several licensed product candidates are in clinical development.

XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 200 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

The XOMA Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/

Forward-Looking Statements

Certain statements contained herein concerning the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures; sales of approved products; timing of initiation, completion or availability of results of clinical trials, effects of or possible dosing of XOMA 052; entry into a XOMA 052 development partnership; or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; sales of approved products may be lower than anticipated as a result of actions or inaction by the third parties responsible for selling such products; the timing of initiation, completion or availability of results of clinical trials may be delayed or may never occur as a result of unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues. The effects of XOMA 052 may differ in later preclinical or clinical data and dosing of XOMA 052 may be affected by later testing results; and a XOMA 052 partnership may not be entered into in the timeframes indicated or at all.

These and other risks, including those related to XOMA’s inability to comply with NASDAQ’s continued listing requirements; the declining and generally unstable nature of current economic conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenues:
License and collaborative fees	$1,421	$1,286	$29,276	$1,466
Contract and other revenue	3,688	1,979	18,662	14,728
Royalties	22,314	4,629	28,895	14,873

Total revenues	27,423	7,894	76,833	31,067

Operating expenses:
Research and development	13,444	19,714	43,472	62,444
Selling, general and administrative	7,197	6,724	18,972	18,984
Restructuring	2	—	3,603	—

Total operating expenses	20,643	26,438	66,047	81,428

Income (loss) from operations	6,780	(18,544)	10,786	(50,361)
Other income (expense):
Investment and interest income	9	182	47	797
Interest expense	(1,339)	(1,998)	(4,778)	(4,960)
Loss on debt extinguishment	(3,645)	—	(3,645)	(652)
Other income (expense)	103	(2)	1,240	(51)

Net income (loss) before taxes	1,908	(20,362)	3,650	(55,227)
Provision for income tax expense	370	—	6,083	—

Net income (loss)	$1,538	$(20,362)	$(2,433)	$(55,227)

Basic and diluted net income (loss) per common share	$0.01	$(0.15)	$(0.02)	$(0.42)

Shares used in computing basic net income (loss) per common share	167,254	132,364	153,170	132,270

Shares used in computing diluted net income (loss) per common share	172,762	132,364	153,170	132,270

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$27,726	$9,513
Short-term investments	—	1,299
Restricted cash	—	9,545
Trade and other receivables, net	3,203	16,686
Prepaid expenses and other current assets	1,331	1,296
Debt issuance costs	—	365

Total current assets	32,260	38,704
Property and equipment, net	21,794	26,843
Debt issuance costs – long-term	—	1,224
Other assets	402	402

Total assets	$54,456	$67,173

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$2,657	$9,977
Accrued liabilities	8,539	4,438
Accrued interest	118	1,588
Deferred revenue	8,317	9,105
Warrant liability	5,321	—
Other current liabilities	475	1,884

Total current liabilities	25,427	26,992
Deferred revenue – long-term	4,716	8,108
Interest bearing obligations – long-term	13,129	63,274
Other long-term liabilities	408	200

Total liabilities	43,680	98,574

Shareholders’ equity (net capital deficiency)	10,776	(31,401)

Total liabilities and shareholders’ equity (net capital deficiency)	$54,456	$67,173

XOMA Ltd.

Company and Investor Contact:

Carol DeGuzman

510-204-7270

deguzman@xoma.com

Porter Novelli Life Sciences

Media Contact:

Carolyn Hawley

619-849-5375

chawley@pnlifesciences.com